December 20, 2021

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F Street, NE
Washington, DC 20549

Re:	RF Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted March 2, 2021

CIK No. 0001847607

Ladies and Gentlemen:

On behalf of our client, RF Acquisition Corp. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated March 29, 2021, relating to the Company’s Draft Registration Statement on Form S-1 submitted via EDGAR on March 2, 2021.

The Company is concurrently filing via EDGAR the Form S-1 (the “Form S-1”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Registration Statement on Form S-1

Prospectus Cover Page, page I

1.	Please provide clear disclosure of the concurrent private placement on the prospectus cover page.

Response: The Company acknowledges the Staff's comment and advises the Staff that it has revised its disclosures on the Cover Page of Form S-1 to address the Staff's comment.

Risk Factors, page 28

2.	We note the risk factor on page 59 that holders of class A common stock are not entitled to vote on the appointment of directors prior to the initial business combination. Please reconcile with the description of securities section, which states that class A and B shareholders vote together as a class on all matters submitted to a vote.

Response: The Company acknowledges the Staff's comment and advises the Staff that it has revised its disclosures in (i) the Risk Factors section on page 63 and (ii) the Description of Securities section on page 121 of Form S-1 to address the Staff's comment.

3.	We note the fee table reflects that you are registering the offering of the shares of common stock underlying the warrants because the warrants may be exercisable within one year. However, your risk factor disclosure on page 59 reflects that you are not registering the shares of common stock underlying the warrants. Please reconcile and clarify your disclosure in the Summary, Risk Factors and Description of Securities sections regarding the current registration of shares underlying the warrants and your plans to file Section 10(a)(3) updates.

Response: The Company acknowledges the Staff's comment and advises the Staff that it has revised its disclosures in (i) the Summary section on page 12, (ii) the Risk Factors section on page 63, and (iii) the Description of Securities section on page 125 of Form S-1 to address the Staff's comment.

Principal Stockholders, page 110

4.	We note that Mr. Ng is the control person for your sponsor. Please revise the amount held by Mr. Ng in the beneficial ownership table to reflect his beneficial ownership of these shares, as required by Item 403 of Regulation S-K.

Response: The Company acknowledges the Staff's comment and advises the Staff that it has revised its disclosures in the Principal Stockholders section on page 115 of Form S-1 to address the Staff's comment.

Allocation of Purchase Price and Characterization of a Unit, page 130

5.	We note the disclosure in this section that for federal tax purposes, each unit should be treated as the acquisition of one share of class A common stock and three quarters of one warrant. Please clarify, given the disclosure throughout that each unit consists of one share of class A common stock and one-half of a warrant.

Response: The Company acknowledges the Staff's comment and advises the Staff that it has revised its disclosures in the Allocation of Purchase Price and Characterization of a Unit section on page 136 of Form S-1 to address the Staff's comment.

Signatures, page II-8

6.	Please include the signatures of the company’s principal financial officer, and principal accounting officer or controller. See Instruction 1 to Signatures in Form S-1.

Response: The Company acknowledges the Staff's comment and advises the Staff that it has revised its signature page on page II-8 of Form S-1 to address the Staff's comment.

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If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship

cc:	Tse Meng Ng, Chief Executive Officer, RF Acquisition Corp.